Trinity Mirror plc

23 June 2008

08003571

SEC
Mail Processing
Section

JUL 01 2008

Washington, DC
104

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges
Company Secretarial Assistant

PROCESSED
JUL 08 2008
THOMSON REUTERS

Encs.

dlw 7/7

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

12g3-2(b)

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	17:56 20-Jun-08
Number	2454X17

RNS Number : 2454X
Trinity Mirror PLC
20 June 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Trinity Mirror plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**No**
An event changing the breakdown of voting rights	**No**
Other (please specify):______________	**No**
3. Full name of person(s) subject to notification obligation:	Harris Associates L.P.

12g 3-2(b)

4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	18/06/2008
6. Date on which issuer notified:	19/06/2008
7. Threshold(s) that is/are crossed or reached:	9% and 8%

8: Notified Details:

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering trans**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percent voting ri**	
				Direct	**Indirect**	**Direct**	I
Ordinary Shares	25,211,648	25,211,648	20,391,238	20,391,238		7.85%	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

12g3-2(b)

Total (A+B)	
Number of voting rights	Percentage of voting rights
20,391,238	7.85%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	Harris Associates L.P.
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14 Contact name:	Sarah E. Grimm
15. Contact telephone name:	+1 (312) 621-0628

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

12g3-2(b)

apply.

Trinity Mirror plc

23 June 2008

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges
Company Secretarial Assistant

Encs.

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	17:55 20-Jun-08
Number	2452X17

RNS Number : 2452X
Trinity Mirror PLC
20 June 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**TRINITY MIRROR PLC**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):_______________	
3. Full name of person(s) subject to	**AXA S.A., 25 Avenue Matignon,**

12g 3-2(b)

notification obligation:	**75008 Paris and its group of companies**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**17/06/2008**
6. Date on which issuer notified:	**18/06/2008**
7. Threshold(s) that is/are crossed or reached:	**16%**

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
0903994	**41,577,630**	**41,577,630**	**3,958,103**	**3,958,103**	**37,155,516**	**1.53**	**14.38**

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

Total (A+B)	
Number of voting rights	**Percentage of voting rights**

41,113,619	**15.91%**

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:		
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)	200,000	0.07720% (Direct
Sun Life Unit Assurance Ltd A/c X	325,000	0.12544% (Direct
Sun Life Unit Assurance Ltd A/c X	105,000	0.04053% (Direct
PPP Healthcare Group plc	15,474	0.0597% (Direct)
Sun Life Pensions Management Ltd A/c	500,000	0.19299% (Direct
Sun Life Assurance Society plc	93,000	0.03590% (Direct
AXA Insurance UK	87,643	0.03383% (Direct
AXA UK Group Pension Scheme	9,000	0.00347% (Direct
AXA Financial, Inc.	36,888,184	14.27476% (Indir
Sun Life International (IOM) Ltd	300,000	0.11579% (Indire
AXA Financial, Inc *	258,332	0.18448% (Indire
Sun Life Unit Assurance Ltd LTAV UK Equity	71,235	0.02750% (Indire
Sun Life Unit Assurance Ltd ABL High Alpha	197,700	0.07631% (Direct
Sun Life Unit Assurance Ltd FTSE All Share Tracker	45,660	0.01762% (Direct
Sun Life Pensions Management LTAV UK Equity	344,813	0.13309% (Direct
Sun Life Pensions Management ABL High Alpha	1,106,900	0.42724% (Direct
Sun Life Pensions Management FTSE All Share Tracker	221,542	0.09787% (Direct
AXA Winterthur	68,842	0.02657% (Direct
Axa Sun Life with Profits Passive	174,222	0.06725% (Direct
Axa Sun Life with Profits Passive	101,072	0.03901% (Direct
Total Direct =	3,958,103	1.53168%
Total Indirect =	37,155,516	14.37822%
Total	41,113,619	15.90990%

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

12g3-2(b)

13. Additional information:	
14 Contact name:	**Terry Marsh**
15. Contact telephone name:	**020 7003 2637**

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

END